# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunlands Technology Group, CIK 0001723935
CUSIP: 86740P207
Title of class of securities: Class A Ordinary Shares, par value US$0.00005 per share
Address of issuer's principal executive offices: BUILDING 4-6, CHAOLAI SCIENCE PARK, BUILDING 4-6, CHAOLAI SCIENCE PARK, BEIJING, China (F4), 100012
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001653246-20-000001
Filed by CIK 0001653246

## Reporting persons
- AREO HOLDINGS LTD: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); shared voting power 309,326; shared dispositive power 309,326; aggregate amount beneficially owned 309,326 (11.5% of the class)
- DIAMOND TOWER INVESTMENTS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); shared voting power 309,326; shared dispositive power 309,326; aggregate amount beneficially owned 309,326 (11.5% of the class)
- ORCHID ASIA VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); shared voting power 293,860; shared dispositive power 293,860; aggregate amount beneficially owned 293,860 (10.9% of the class)
- ORCHID ASIA V CO-INVESTMENT, LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); shared voting power 15,466; shared dispositive power 15,466; aggregate amount beneficially owned 15,466 (0.6% of the class)
- OAVI HOLDINGS, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); shared voting power 293,860; shared dispositive power 293,860; aggregate amount beneficially owned 293,860 (10.9% of the class)
- ORCHID ASIA VI GP, LIMITED: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); shared voting power 293,860; shared dispositive power 293,860; aggregate amount beneficially owned 293,860 (10.9% of the class)
- ORCHID ASIA V GROUP MANAGEMENT, LIMITED: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); shared voting power 293,860; shared dispositive power 293,860; aggregate amount beneficially owned 293,860 (10.9% of the class)
- ORCHID ASIA V GROUP, LIMITED: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); shared voting power 293,860; shared dispositive power 293,860; aggregate amount beneficially owned 293,860 (10.9% of the class)
- LAM LAI MING: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 3,476; shared voting power 309,326; sole dispositive power 3,476; shared dispositive power 309,326; aggregate amount beneficially owned 312,802 (11.6% of the class)

## Item 1. Issuer
Name of issuer: Sunlands Technology Group
Address of issuer's principal executive offices: BUILDING 4-6, CHAOLAI SCIENCE PARK, BUILDING 4-6, CHAOLAI SCIENCE PARK, BEIJING, CHINA, 100012.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Schedule 13G") is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):

(i) Diamond Tower Investments Limited;
(ii) Orchid Asia VI, L.P.;
(iii) Orchid Asia V Co-Investment, Limited;
(iv) OAVI Holdings, L.P.;
(v) Orchid Asia VI GP, Limited;
(vi) Orchid Asia V Group Management, Limited;
(vii) Orchid Asia V Group, Limited;
(viii) AREO Holdings Limited; and
(ix) Ms. Lam Lai Ming
Address of principal business office or, if none, residence:
The address of principal business office of Diamond Tower Investments Limited and AREO Holdings Limited is:
c/o Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG 1110, British Virgin Islands

The address of principal business office of Orchid Asia VI, L.P., OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited is:
c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

The address of principal business office of Orchid Asia V Co-Investment, Limited is:
c/o Corporate Management Solutions (Cayman) ltd. Two Artillery Court, 2/F, 161 Shedden Road PO box 799, George Town Grand Cayman, KY1-1103 Cayman Islands

The address of principal business office of Ms. Lam Lai Ming is:
c/o Suite 5612, 56th Floor, The Center, 99 Queen's Road Central, Central, Hong Kong.
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Percent of class: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Diamond Tower Investments Limited, Orchid Asia VI, L.P. and Orchid Asia V Co-Investment, Limited are part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular.

Orchid Asia VI, L.P. and Orchid Asia V- Co Investment, Limited are the immediate shareholders of Diamond Tower Investments Limited.

OAVI Holdings, L.P. is the general partner of Orchid Asia VI, L.P. Orchid Asia VI GP, Limited is the general partner of OAVI Holdings, L.P. which is in turned a wholly owned subsidiary of Orchid Asia V Group Management, Limited.

Orchid Asia V Group Management Ltd. is a wholly-owned subsidiary of Orchid Asia V Group, Limited and is also the investment manager of Orchid Asia VI, L.P.

Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming.

AREO Holdings Limited is also the controlling shareholder of Orchid Asia V Co-Investment, Limited.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Signing Agreement

## Signatures
- AREO HOLDINGS LTD: Gabriel Li, Authorized Representative (01/15/2025)
- DIAMOND TOWER INVESTMENTS LIMITED: Gabriel Li, Authorized Representative (01/15/2025)
- ORCHID ASIA VI, L.P.: Gabriel Li, Authorized Representative (01/15/2025)
- ORCHID ASIA V CO-INVESTMENT, LIMITED: Gabriel Li, Authorized Representative (01/15/2025)
- OAVI HOLDINGS, L.P.: Gabriel Li, Authorized Representative (01/15/2025)
- ORCHID ASIA VI GP, LIMITED: Gabriel Li, Authorized Representative (01/15/2025)
- ORCHID ASIA V GROUP MANAGEMENT, LIMITED: Gabriel Li, Authorized Representative (01/15/2025)
- ORCHID ASIA V GROUP, LIMITED: Gabriel Li, Authorized Representative (01/15/2025)
- LAM LAI MING: Lam Lai Ming, Individual (01/15/2025)